UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2018
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018

PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS (notes 1 and 4)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	$	$	$	$
REVENUES
Voyage charter revenues (notes 2 and 3)	152,047	25,397	432,017	94,881
Time-charter revenues (note 3)	12,326	24,681	51,820	85,102
Other revenues (notes 3 and 5)	11,542	12,914	32,202	41,994
Net pool revenues (notes 2, 3 and 13a)	—	28,246	—	108,535
Total revenues	175,915	91,238	516,039	330,512

Voyage expenses (notes 2, 3 and 13a)	(83,048)	(18,303)	(249,974)	(61,488)
Vessel operating expenses (note 13a)	(52,161)	(40,958)	(157,808)	(131,949)
Time-charter hire expense	(4,317)	(5,835)	(14,697)	(27,459)
Depreciation and amortization	(29,595)	(24,328)	(88,598)	(73,652)
General and administrative expenses (note 13a)	(8,747)	(7,622)	(27,939)	(24,875)
(Loss) gain on sale of vessels (note 14)	—	(7,926)	170	(12,495)
Restructuring charges	(213)	—	(1,195)	—
Loss from operations	(2,166)	(13,734)	(24,002)	(1,406)

Interest expense	(15,006)	(7,299)	(41,666)	(21,681)
Interest income	250	305	568	744
Realized and unrealized gain (loss) on derivative instruments (note 9)	596	390	4,725	(709)
Equity (loss) income (note 6)	(359)	(274)	265	(27,174)
Other expense (note 10)	(799)	(1,768)	(3,940)	(5,918)
Net loss	(17,484)	(22,380)	(64,050)	(56,144)

Per common share amounts (note 15)
- Basic loss per share	(0.07)	(0.12)	(0.24)	(0.31)
- Diluted loss per share	(0.07)	(0.12)	(0.24)	(0.31)
- Cash dividends declared	—	0.03	0.03	0.09

Weighted-average number of Class A and Class B common stock outstanding (note 15)
- Basic and Diluted	268,558,556	179,224,094	268,470,804	178,853,698

Related party transactions (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 4)
(in thousands of U.S. dollars)

	As at	As at
	September 30, 2018	December 31, 2017
	$	$
ASSETS
Current
Cash and cash equivalents	54,361	71,439
Restricted cash – current	1,794	1,599
Pool receivable from affiliates, net (note 13b)	26,923	15,550
Accounts receivable, including affiliate balances of $0.2 million (2017 - $0.8 million) (note 2)	17,048	19,288
Due from affiliates (note 13b)	50,551	49,103
Current portion of derivative assets (note 9)	3,075	1,016
Prepaid expenses	22,662	18,690
Other current assets (note 2)	1,385	—
Total current assets	177,799	176,685
Restricted cash – long-term	2,672	2,672
Vessels and equipment At cost, less accumulated depreciation of $550.1 million (2017 - $512.0 million) (note 7)	1,556,959	1,737,792
Vessels related to capital leases At cost, less accumulated depreciation of $38.7 million (2017 - $25.4 million) (note 8)	340,961	227,722
Investment in and advances to equity accounted investments (note 6)	24,811	25,460
Derivative assets (note 9)	5,531	4,226
Intangible assets At cost, less accumulated amortization of $10.2 million (2017 - $8.2 million)	12,320	14,605
Other non-current assets	82	127
Goodwill	8,059	8,059
Total assets	2,129,194	2,197,348
LIABILITIES AND EQUITY
Current
Accounts payable	5,352	7,860
Accrued liabilities	35,717	34,608
Current portion of long-term debt (note 7)	103,843	166,745
Current obligation related to capital leases (note 8)	15,839	7,227
Deferred revenue	89	557
Due to affiliates (note 13b)	18,391	19,717
Total current liabilities	179,231	236,714
Long-term debt (note 7)	703,235	785,557
Long-term obligation related to capital leases (note 8)	280,871	141,681
Other long-term liabilities (note 10)	30,646	26,795
Total liabilities	1,193,983	1,190,747
Commitments and contingencies (notes 6, 7, 8 and 9)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 231.6 million Class A and 37.0 million Class B shares issued and outstanding as of September 30, 2018 and 231.2 million Class A and 37.0 million Class B shares issued and outstanding as of December 31, 2017) (note 12)	1,295,709	1,294,998
Accumulated deficit	(360,498)	(288,397)
Total equity	935,211	1,006,601
Total liabilities and equity	2,129,194	2,197,348
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 4)
(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(64,050)	(56,144)
Non-cash items:
Depreciation and amortization	88,598	73,652
(Gain) loss on sale of vessels (note 14)	(170)	12,495
Unrealized (gain) loss on derivative instruments (note 9)	(3,287)	1,268
Equity (income) loss	(265)	27,174
Other	8,166	8,827
Change in operating assets and liabilities	(17,402)	7,013
Expenditures for dry docking	(17,035)	(6,448)
Net operating cash flow	(5,445)	67,837

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	46,128	14,919
Repayments of long-term debt	(92,380)	(82,054)
Prepayments of long-term debt	(102,717)	(222,302)
Proceeds from financing related to sales and leaseback of vessels (note 8)	156,644	153,000
Scheduled repayments of obligations related to capital leases (note 8)	(8,841)	(2,312)
Cash dividends paid	(8,052)	(15,302)
Proceeds from issuance of Class A common stock (note 12)	—	5,000
Proceeds from equity offerings, net of offering costs (note 12)	—	8,565
Other	(92)	(241)
Net financing cash flow	(9,310)	(140,727)

INVESTING ACTIVITIES
Proceeds from sales of vessels (note 14)	589	45,859
Expenditures for vessels and equipment	(3,463)	(3,503)
Return of capital from equity-accounted investment	746	—
Loan repayments from equity-accounted investment	—	550
Net investing cash flow	(2,128)	42,906

Decrease in cash, cash equivalents and restricted cash	(16,883)	(29,984)
Cash, cash equivalents and restricted cash, beginning of the period	75,710	94,907
Cash, cash equivalents and restricted cash, end of the period	58,827	64,923
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (notes 1 and 4)
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2017	268,202	1,206,466	88,532	(288,397)	1,006,601
Net loss	—	—	—	(64,050)	(64,050)
Dividends declared	—	—	—	(8,052)	(8,052)
Equity-based compensation (note 12)	357	985	—	—	985
Other	—	(274)	—	1	(273)
Balance as at September 30, 2018	268,559	1,207,177	88,532	(360,498)	935,211
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted investments, the Entities under Common Control (as defined in note 4) and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 24, 2018. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of such date. The Company has elected to apply ASU 2014-09 only to those contracts that were not completed as of January 1, 2018. The Company has adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences on adoption of ASU 2014-09:

•
The Company previously presented the net allocation for its vessels participating in revenue sharing arrangements (or RSAs) as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing voyage charter revenues and voyage expenses for the three and nine months ended September 30, 2018 by $73.6 million and $202.4 million, respectively. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company previously presented all accrued revenue as a component of accounts receivable. The Company has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $1.4 million at September 30, 2018.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Company has elected to use this new optional transition approach. The Company will adopt ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Company will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. The Company is expecting to disclose in its consolidated financial statements for the year ended December 31, 2018 the quantitative impact of adopting ASU 2016-02.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company as of January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update became effective for the Company as of January 1, 2018, with a retrospective approach. The Company has elected to classify distributions received from equity method investees in the statement of cash flows based on the nature of the distribution. The adoption of this update did not have a material impact on the Company.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash, (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2018.  Adoption of ASU 2016-18 resulted in the Company including in its statement of cash flows changes in cash, cash equivalents and restricted cash.

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters, including conventional voyages and lightering voyages, are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which includes managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, the Company manages LNG terminals and procures LNG-related goods and services for terminal owners and other customers.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate and then adjusted for any pool participation based on predetermined criteria. Voyage charters for full service lightering voyages may also be priced based on pre-agreed terms. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Such contracts are considered either fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

Time Charters

Pursuant to a time charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason, the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. During the three and nine months ended September 30, 2018, the Company’s share of the revenue from the vessel in the Company’s High-Q Investment Ltd. (or High-Q) joint venture was $0.7 million and $3.4 million, respectively (September 30, 2017 - $1.7 million and $5.1 million). Variable consideration of the Company’s contracts is typically recognized as incurred, as either such revenue is allocated and accounted for under lease accounting requirements or, alternatively, such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Company does not engage in any specific tactics to minimize vessel residual value risk.

As at September 30, 2018, six of the Company’s vessels operated under time-charter contracts with the Company’s customers, of which four contracts are scheduled to expire in in the fourth quarter of 2018, and two contracts are scheduled to expire in 2019. One of the Company’s vessels is employed on a time-charter contract whereby the charterer has the option to extend the charter by one period of 12 months. As at September 30, 2018, the future hire payments to be received by the Company under time charters then in place were

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

approximately $14.4 million, comprised of $8.1 million (remaining 2018) and $6.3 million (2019). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after September 30, 2018, from unexercised option periods of contracts that existed on September 30, 2018 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required period maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned vessels employed on time charters as at September 30, 2018, was $196.8 million (December 31, 2017 - $517.9 million). The cost and accumulated depreciation of the vessels employed on these time charters as at September 30, 2018 were $303.8 million (December 31, 2017 - $754.2 million) and $107.0 million (December 31, 2017 - $236.3 million), respectively. As at September 30, 2018, the Company had $0.1 million (December 31, 2017 - $0.5 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in the following period and are included in deferred revenue on the Company's consolidated balance sheets.

Other Revenues

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within a commercial management contract are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the number of days a vessel was under management and a variable component based on the vessel’s monthly earnings, is invoiced monthly in arrears for commercial management contracts. The performance obligations within an LNG terminal contract are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed amount, subject to contingent annual inflationary adjustments, is typically invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in.

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the three and nine months ended September 30, 2018 and September 30, 2017. All revenue is part of the Company's conventional tanker segment, except for revenue for ship-to-ship support services and LNG terminal management, consultancy, procurement and other related services, which is part of the Company's ship-to-ship transfer segment.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Voyage charters (1)
Suezmax	90,267	271	243,771	12,905
Aframax	29,210	4,869	76,952	13,900
LR2	16,712	—	40,312	—
Full service lightering	15,858	20,257	70,982	68,076
Total	152,047	25,397	432,017	94,881

Time-charters
Aframax	7,784	12,318	31,608	36,975
Suezmax	2,909	9,167	13,063	35,918
LR2	1,633	3,196	7,149	12,209
Total	12,326	24,681	51,820	85,102

Other revenue
Ship-to-ship support services	8,217	7,980	22,452	28,210
Commercial management	2,050	3,112	6,246	9,448
LNG terminal management, consultancy and other	1,275	1,822	3,504	4,336
Total	11,542	12,914	32,202	41,994

Net pool revenues (1)
Suezmax	—	18,820	—	66,261
Aframax	—	4,832	—	23,195
LR2	—	4,598	—	19,067
MR	—	(4)	—	12
Total	—	28,246	—	108,535
Total revenues	175,915	91,238	516,039	330,512

(1)
Prior to the January 1, 2018 adoption of ASU 2014-09, the Company presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. The adoption of ASU 2014-09 had the impact of increasing voyage charter revenues and voyage expenses for the three and nine months ended September 30, 2018 by $73.6 million and $202.4 million, respectively.

4.	Acquisition of Entities under Common Control
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation (or Teekay), the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL) (see also note 6c) for $39.0 million, which included $13.1 million for working capital assumed. The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result of the acquisition of a controlling interest in TTOL, the Company's consolidated financial statements prior to the date the Company acquired a controlling interest in TTOL are retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods TTOL and the Company were under common control of Teekay and had begun operations. The effect of adjusting such information to accounts in periods prior to the Company's acquisition of the remaining 50% thereof is referred to as the "Entities under Common Control." All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

Assets and liabilities of TTOL are reflected on the Company’s consolidated balance sheets at TTOL’s historical carrying values. The amount of the net consideration of $39.0 million that was in excess of TTOL’s historical carrying value of the net assets acquired of $13.3 million has been accounted for as a $25.7 million return of capital to Teekay.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The effect of adjusting the Company’s consolidated financial statements for the TTOL common control transaction decreased the Company's net loss for the nine months ended September 30, 2017 by $1.3 million and increased the Company's revenues for the nine months ended September 30, 2017 by $8.6 million.

5.	Segment Reporting
The Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including the operations of TTOL and Tanker Investments Ltd. (or TIL), which were acquired in 2017 (notes 4, 6 and 18), and those tankers employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and LNG terminal management, consultancy, procurement and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables include results for the Company’s revenues and (loss) income from operations by segment for the three and nine months ended September 30, 2018 and September 30, 2017.

Three Months Ended September 30, 2018
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment (2)	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (3)	166,423	12,019	(2,527)	175,915
Voyage expenses (3)	(85,575)	—	2,527	(83,048)
Vessel operating expenses	(43,432)	(8,729)	—	(52,161)
Time-charter hire expense	(2,935)	(1,382)	—	(4,317)
Depreciation and amortization	(28,532)	(1,063)	—	(29,595)
General and administrative expenses (4)	(7,985)	(762)	—	(8,747)
Restructuring charges	—	(213)	—	(213)
Loss from operations	(2,036)	(130)	—	(2,166)

Equity loss	(359)	—	—	(359)

Three Months Ended September 30, 2017
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment (2)	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (3)	81,758	11,902	(2,422)	91,238
Voyage expenses (3)	(20,725)	—	2,422	(18,303)
Vessel operating expenses	(32,227)	(8,731)	—	(40,958)
Time-charter hire expense	(4,629)	(1,206)	—	(5,835)
Depreciation and amortization	(23,071)	(1,257)	—	(24,328)
General and administrative expenses (4)	(6,823)	(799)	—	(7,622)
(Loss) gain on sale of vessels	(7,968)	42	—	(7,926)
Loss from operations	(13,685)	(49)	—	(13,734)

Equity loss	(274)	—	—	(274)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Nine Months Ended September 30, 2018
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment (2)	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (3)	490,083	35,061	(9,105)	516,039
Voyage expenses (3)	(259,079)	—	9,105	(249,974)
Vessel operating expenses	(131,886)	(25,922)	—	(157,808)
Time-charter hire expense	(10,326)	(4,371)	—	(14,697)
Depreciation and amortization	(85,171)	(3,427)	—	(88,598)
General and administrative expenses (4)	(25,385)	(2,554)	—	(27,939)
Gain on sale of vessels	—	170	—	170
Restructuring charges	(152)	(1,043)	—	(1,195)
Loss from operations	(21,916)	(2,086)	—	(24,002)

Equity income	265	—	—	265

Nine months ended September 30, 2017
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment (2)	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (3)	299,154	39,387	(8,029)	330,512
Voyage expenses (3)	(69,517)	—	8,029	(61,488)
Vessel operating expenses	(100,586)	(31,363)	—	(131,949)
Time-charter hire expense	(23,698)	(3,761)	—	(27,459)
Depreciation and amortization	(69,857)	(3,795)	—	(73,652)
General and administrative expenses (4)	(22,258)	(2,617)	—	(24,875)
(Loss) gain on sale of vessels	(12,545)	50	—	(12,495)
Income (loss) from operations	693	(2,099)	—	(1,406)

Equity loss	(27,174)	—	—	(27,174)

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services was based on actual costs incurred.

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's consolidated statements of loss.

(3)	The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09 (see note 2).

(4)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	September 30, 2018	December 31, 2017
	$	$
Conventional Tanker Segment	2,036,698	2,089,099
Ship-to-Ship Transfer Segment	38,135	36,810
Cash and cash equivalents	54,361	71,439
Consolidated total assets	2,129,194	2,197,348

6.	Investments in and Advances to Equity-Accounted Investments

	As at September 30, 2018	As at December 31, 2017
	$	$
High-Q Joint Venture	24,811	24,546
Gemini Tankers L.L.C.	—	914
Total	24,811	25,460

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which traded on a fixed time charter-out contract that expired in May 2018. Under the fixed contract, the vessel earned a daily rate and an additional amount if the daily rate of sub-charters exceeded a certain threshold. The VLCC completed its dry dock in July 2018 and subsequently began trading on spot voyage charters in a pooling arrangement managed by a third party.

As at September 30, 2018, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $38.7 million (December 31, 2017 – $42.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture also had an interest rate swap agreement that expired in June 2018. The interest rate swap exchanged a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay formed TIL, which owned and operated conventional tankers. The Company purchased 2.5 million shares of TIL common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (note 9). The Company also received one preferred share which entitled the Company to elect one board member of TIL. The preferred share did not give the Company a right to any dividends or distributions of TIL.

On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each outstanding share of TIL common stock not owned by the Company. Prior to the completion of the merger, the Company accounted for its 11.3% investment in TIL using the equity method. As the Company then accounted for its investment in TIL under the equity method, the Company was required to remeasure its previously held equity investment to fair value at the acquisition date. Based on the then pending transaction, the Company recognized an other than temporary impairment and remeasured its investment in TIL to fair value during the second quarter of 2017 based on the TIL share price at June 30, 2017, resulting in a write-down of $28.1 million presented in equity (loss) income on the consolidated statements of loss. On November 27, 2017, the Company completed the merger with TIL and the Company remeasured its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which resulted in the recognition of a gain of $1.4 million presented in equity (loss) income on the consolidated statements of loss.

c.
On May 31, 2017, the Company purchased from Teekay the remaining 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed RSAs, for $39.0 million, which included $13.1 million for assumed working capital (note 4). Prior to the May 31, 2017 purchase, the Company equity-accounted for its initial 50% interest in TTOL.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.	Long-Term Debt

	As at	As at
	September 30, 2018	December 31, 2017
	$	$
Revolving Credit Facilities due through 2022	465,763	539,735
Term Loans due through 2021	348,946	423,512
Total principal	814,709	963,247
Less: unamortized discount and debt issuance costs	(7,631)	(10,945)
Total debt	807,078	952,302
Less: current portion	(103,843)	(166,745)
Non-current portion of long-term debt	703,235	785,557

As at September 30, 2018, the Company had three revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $500.6 million, of which $34.8 million was undrawn (December 31, 2017 - $628.3 million, of which $88.6 million was undrawn). Interest payments are based on LIBOR plus margins. As at September 30, 2018, such margins ranged between 2.00% and 2.75% (December 31, 2017: 0.45% and 2.75%). The total amount available under the Revolvers reduces by $51.4 million (remainder of 2018), $19.2 million (2019), $19.2 million (2020), $311.9 million (2021) and $98.9 million (2022). As at September 30, 2018, the Company also had three term loans outstanding, which totaled $348.9 million (December 31, 2017 - $423.5 million). Interest payments on the term loans are based on a combination of a fixed rate of 5.4% (December 31, 2017 - 5.4%) and variable rates based on LIBOR plus margins. As at September 30, 2018, the margins ranged from 0.30% to 2.00% (December 31, 2017 - 0.30% to 2.00%). The term loan repayments are made in quarterly or semi-annual payments. Two of the term loans also have a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In December 2017, the Company entered into a $270.0 million long-term debt facility (or the 2017 Revolver), which is scheduled to mature in December 2022. In December 2017, $215.8 million of the 2017 Revolver was used to refinance two of the Company's debt facilities that were assumed in the merger with TIL (note 18). These debt facilities were scheduled to mature in April 2019 and June 2020. As at September 30, 2018, the 2017 Revolver is collateralized by 8 of the Company's vessels, together with other related security. The 2017 Revolver also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of September 30, 2018, the hull coverage ratio was 174% (December 31, 2017 - 191%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

The Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The 2016 Debt Facility is collateralized by 29 of the Company’s vessels, together with other related security. The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at September 30, 2018, the hull coverage ratio was 134% (December 31, 2017 - 145%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

As at September 30, 2018, the Company’s remaining revolver had an outstanding balance of $47.6 million (December 31, 2017 - $65.6 million) and was scheduled to mature in November 2018. The revolver is collateralized by three of the Company’s vessels, together with other related security, and requires that the Company's applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at September 30, 2018, such revolver, with a minimum hull coverage ratio requirement, had a hull coverage ratio of 150% (December 31, 2017 - 118%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. The revolver is also guaranteed by Teekay and contains covenants that require Teekay (excluding the Company and Teekay LNG

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Partners L.P. (or TGP)) to maintain the greater of free liquidity (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

The Company’s remaining two term loans are guaranteed by Teekay and are collateralized by six of the Company’s vessels, together with other related security. One of the term loans contains covenants that require Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt of TGP). The other term loan requires Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of TGP).

As at September 30, 2018, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.
The weighted-average interest rate on the Company’s long-term debt as at September 30, 2018 was 4.3% (December 31, 2017 - 3.5%). This rate does not reflect the effect of the Company’s interest rate swap agreements (note 9).
The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to September 30, 2018, including the effect of the sale-leaseback transaction described in note 20, are $25.9 million (remaining 2018), $104.6 million (2019), $120.9 million (2020), $426.8 million (2021), $102.5 million (2022) and $34.0 million (thereafter).

8.	Leases
Obligations Related to Capital Leases

	As at	As at
	September 30, 2018	December 31, 2017
	$	$
Aframax tankers	153,140	—
Suezmax tankers	143,570	148,908
Total obligations related to capital leases	296,710	148,908
Less: current portion	(15,839)	(7,227)
Long-term obligations related to capital leases	280,871	141,681
In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of the Company's Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.
In July 2017, the Company also completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of the Company's Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit.
Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from nine to 12-year terms. The Company has the option to purchase each of the four Suezmax tankers at any point between July 2020 and July 2029. The Company also has the option to purchase each of the six Aframax tankers at any point between September 2020 and the end of its respective term and is obligated to purchase the vessels on maturity of the bareboat charters.
The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term, and as a result, is considered to be the Lessors' primary beneficiary and therefore the Company consolidates the Lessors for financial reporting purposes.
The liabilities of the Lessors are loans and are non-recourse to the Company. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.
The bareboat charters related to these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to capital leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's consolidated balance sheets).
The Company is required for each of the four Suezmax tankers to maintain a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. In addition, the Company is required for each of the six Aframax tankers to maintain a hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Such requirement is assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at September 30, 2018, this ratio for the Suezmax and Aframax tankers was approximately 100% and 89%, respectively (December 31, 2017 - 105% and nil). As at September 30, 2018, the Company was in compliance with all covenants in respect of the obligations related to capital leases.
As at September 30, 2018, the Company's remaining commitments under the 10 capital leases for the Suezmax and Aframax tankers was approximately $445.3 million, including imputed interest of $148.6 million, repayable from 2018 through 2029, as indicated below, excluding the sale-leaseback transaction described in note 20:

Year	Commitment
Remaining 2018	$9,574
2019	$37,954
2020	$38,052
2021	$37,943
2022	$37,936
Thereafter	$283,836

9.	Derivative Instruments
Interest rate swap agreements

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at September 30, 2018, the Company was committed to the following interest rate swap agreements:

	Interest Rate	Notional Amount	Fair Value / Carrying Amount of Asset	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	104,133	1,770	2.3	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	4,720	2.3	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	2,014	2.3	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of September 30, 2018, ranged from 0.30% to 2.75%.

(2)	Notional amount reduces quarterly.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Stock purchase warrant
During 2017, the Company had one stock purchase warrant, which had entitled it to purchase up to 750,000 shares of common stock of TIL at certain conditions at pre-determined prices. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger in November 2017 (notes 6 and 18).

Time-charter swap agreement
Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax RSA, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement was to reduce the Company’s exposure to spot tanker market rate

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

variability for certain of its vessels that are employed in the Aframax RSA. The Company did not designate, for accounting purposes, the time-charter swap as a cash flow hedge. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's consolidated statements of loss.
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accounts receivables (Accrued liabilities)
	$	$	$
As at September 30, 2018
Interest rate swap agreements	2,973	5,531	394
Forward freight agreements	102	—	(4)
	3,075	5,531	390

As at December 31, 2017
Interest rate swap agreements	1,016	4,226	(39)
	1,016	4,226	(39)

Realized and unrealized gains (losses) relating to the interest rate swaps, stock purchase warrant, time-charter swap and forward freight agreements are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of loss as follows:

	Three Months Ended			Three Months Ended
	September 30, 2018			September 30, 2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized (losses) gains	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	711	13	724	(154)	401	247
Forward freight agreements	(119)	(9)	(128)	234	(91)	143
	592	4	596	80	310	390

	Nine Months Ended			Nine Months Ended
	September 30, 2018			September 30, 2017
	Realized gains (losses)	Unrealized gains	Total	Realized (losses) gains	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	1,575	3,262	4,837	(894)	2	(892)
Stock purchase warrant	—	—	—	—	(287)	(287)
Time-charter swap agreement	—	—	—	1,106	(875)	231
Forward freight agreements	(137)	25	(112)	347	(108)	239
	1,438	3,287	4,725	559	(1,268)	(709)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Other Expense
The components of other expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Freight tax provision	(2,050)	(1,864)	(10,014)	(6,296)
Foreign exchange gain	1,251	81	6,025	151
Other income	—	15	49	227
Total	(799)	(1,768)	(3,940)	(5,918)

The following reflects the changes in the Company’s potential tax on freight income, recorded in other long-term liabilities, from January 1, 2018 to September 30, 2018:

2018
$
Balance of unrecognized tax benefits as at January 1	26,054
Increases for positions related to the current period	2,099
Changes for positions taken in prior periods	1,852
Decreases related to statute of limitations	(93)
Balance of unrecognized tax benefits as at September 30	29,912

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

11.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		September 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	58,827	58,827	75,710	75,710
Derivative instruments (note 9)
Interest rate swap agreements (1)	Level 2	8,504	8,504	5,242	5,242
Forward freight agreements (1)	Level 2	102	102	—	—

Other:
Advances to equity accounted investments	Note (2)	9,930	Note (2)	9,930	Note (2)
Long-term debt, including current portion	Level 2	(807,078)	(793,851)	(952,302)	(946,105)
Obligations related to capital leases, including current portion	Level 2	(296,710)	(290,849)	(148,908)	(147,401)

(1)
The fair value of the Company’s interest rate swap agreements and FFAs at September 30, 2018 and December 31, 2017 excludes accrued interest income and expenses which are recorded in accounts receivables and accrued liabilities, respectively, on the unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(2)
The advances to equity-accounted investments together with the Company’s investments in the equity-accounted investments form the net aggregate carrying value of the Company’s interests in the equity-accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at September 30, 2018 and December 31, 2017 were not determinable.

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			September 30, 2018	December 31, 2017
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity accounted investments	Other internal metrics	Performing	9,930	9,930
Total			9,930	9,930

12.	Capital Stock and Stock-Based Compensation
The authorized capital stock of the Company at September 30, 2018 was 100,000,000 shares of preferred stock (December 31, 2017 - 100,000,000), with a par value of $0.01 per share, 485,000,000 shares of Class A common stock (December 31, 2017 - 285,000,000), with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock (December 31, 2017 - 100,000,000), with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2018, the Company had 231.6 million shares of Class A common stock (December 31, 2017 – 231.2 million), 37.0 million shares of Class B common stock (December 31, 2017 – 37.0 million) and no shares of preferred stock (December 31, 2017 – nil) issued and outstanding.

During March 2018, a total of 168,029 shares of Class A common stock with an aggregate value of $0.2 million and 0.5 million stock options with an exercise price of $1.22 per share were granted to the Company’s non-management directors as part of their annual compensation for 2017. These stock options have a ten-year term and vest immediately. These shares of Class A common stock and stock options were issued under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors. During March 2017, 0.4 million stock options with an exercise price of $2.23 per share were granted to non-management directors of the Company. For the nine months ended September 30, 2018 and September 30, 2017, the compensation relating to the granting of such stock and stock options has been included in general administrative expenses in the amount of $0.4 million and $0.3 million, respectively.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company's stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of loss.
During March 2018, the Company granted 0.7 million stock options with an exercise price of $1.22 per share to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company. During March 2017, the Company granted 0.5 million stock options with an exercise price of $2.23 per share to an officer of the Company. Each stock option has a ten-year term and vests equally over three years from the grant date.
The weighted-average fair value of the stock options granted in 2018 to non-management directors and to officers was $0.35 (2017 - $0.67) per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7% (2017 - 50.2%); expected life of five years (2017 - five years); dividend yield of 5.5% (2017 - 5.0%); and risk-free interest rate of 2.6% (2017 - 2.1%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.
During March 2018, the Company also granted 0.8 million (2017 - 0.4 million) restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $0.9 million (2017 - $0.8 million). Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During the three and nine months ended September 30, 2018, the Company recorded $0.2 million and $0.8 million (September 30, 2017 - $0.2 million and $0.8 million), respectively, of expenses related to the restricted stock units and stock options. During the nine months ended September 30, 2018, a total of 0.3 million restricted stock units (2017 - 0.3 million) with a market value of $0.3 million (2017 - $0.6 million) vested and was paid to the grantees by issuing 0.2 million shares (2017 - 0.2 million shares) of Class A common stock, net of withholding taxes.

13.	Related Party Transactions
Management Fee - Related and Other

a.
Teekay, and its wholly-owned subsidiary and the Company's manager, Teekay Tankers Management Services Ltd. (or the Manager), provide commercial, technical, strategic and administrative services to the Company pursuant to a long-term management agreement (the Management Agreement). In addition, the Manager has subcontracted with TTOL and its affiliates to provide certain commercial and technical services to the Company, except for certain vessels acquired in the merger with TIL, which are technically managed by a third party. Certain of the Company’s vessels participate in RSAs managed by TTOL. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
RSA pool management fees and commissions (i)	—	—	—	(2,799)
Commercial management fees (ii)	—	—	—	(1,187)
Vessel operating expenses - technical management fee (iii)	(2,800)	(2,020)	(8,900)	(6,442)
Strategic and administrative service fees (iv)	(7,875)	(6,761)	(25,204)	(13,678)
Secondment fees (v)	(189)	(148)	(548)	(188)
LNG service revenues (vi)	72	84	344	252
Technical management fee revenue (vii)	3,490	3,828	9,819	5,048
Service revenues (viii)	343	1,003	758	1,280
Entities under Common Control (note 4)
RSA pool management fees and commissions (i)	—	—	—	2,799
Commercial management fees (ii)	—	—	—	1,187
Strategic and administrative service fees (iv)	—	—	—	(7,026)
Technical management fee revenue (vii)	—	—	—	4,890
Service revenues (viii)	—	—	—	1,772

(i)
Prior to 2018, the Company’s share of TTOL’s fees for RSAs are reflected as a reduction to net pool revenues on the Company’s consolidated statements of loss. The Company acquired the remaining 50% interest in TTOL on May 31, 2017 (notes 4 and 6(c)). Subsequent to the acquisition, the Company's share of TTOL's fees has been eliminated.

(ii)
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels that are not included in the RSAs are reflected in voyage expenses on the Company’s consolidated statements of loss. Subsequent to the Company's acquisition of the remaining 50% interest in TTOL, the Company's share of the Manager's commercial management fees has been eliminated.

(iii)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company's consolidated statements of loss.

(iv)
The Manager's strategic and administrative service fees have been presented in general and administrative expenses on the Company's consolidated statements of loss. The Company's executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company's long-term incentive plan described in note 12) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company's management matters through the strategic portion of the management fee.

(v)
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses on the Company's consolidated statements of loss.

(vi)
The Company's ship-to-ship transfer business has an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP (which is controlled by Teekay), for the Bahrain LNG Import Terminal (or the Terminal). The Terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest. The Company's ship-to-ship transfer business also has a services agreement with Teekay Shipping Ltd., an entity wholly-owned by Teekay, to provide certain LNG services.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(vii)
The Company receives reimbursements from Teekay who subcontracts technical management services from the Manager. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of loss.

(viii)
The Company recorded revenue relating to TTOL's administration of certain RSAs and provision of certain commercial services to participants in the arrangements. The Company also recorded revenues of $1.8 million for the nine months ended September 30, 2017 associated with the Entities under Common Control.

b.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. The amounts owing from the RSAs for monthly distributions are reflected in the consolidated balance sheets as pool receivable from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had advanced $48.3 million and $45.1 million as at September 30, 2018 and December 31, 2017, respectively, to the RSAs for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the RSAs.

c.
Pursuant to a service agreement with the Teekay Aframax RSA, from time to time, the Company may hire vessels to perform full service lightering services. In the three and nine months ended September 30, 2018, the Company recognized $3.3 million and $19.1 million (September 30, 2017 - $2.9 million and $10.3 million), respectively, related to vessels which were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of loss.

14.	Sales of Vessels
The Company's consolidated statements of loss for the nine months ended September 30, 2018 include a net gain on sale of vessels of $0.2 million relating to one lightering support vessel which was sold and delivered to its buyer in the second quarter of 2018.

In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction relating to six of the Company's Aframax tankers (see note 8).

In November 2018, the Company completed a $84.7 million sale-leaseback financing transaction relating to four of the Company's vessels including two Aframax tankers, one Suezmax tanker and one LR2 product tanker (see note 20).

The Company’s consolidated statements of loss for the three and nine months ended September 30, 2017 include a net loss on sale of vessels of $7.9 million and $12.5 million, respectively, relating to three Aframax tankers and one lightering support vessel, which were sold and delivered to their respective buyers in the second, third and fourth quarters of 2017, and two Suezmax tankers, which were sold in the first quarter of 2017.

In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of the Company's Suezmax tankers (see note 8).

15.	Loss Per Share
The net loss available for common shareholders and loss per common share presented in the table below includes the results of operations of the Entities under Common Control which were not purchased solely with cash (note 4):

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
Net loss	(17,484)	(22,380)	(64,050)	(56,144)

Weighted average number of common shares – basic (1)	268,558,556	179,224,094	268,470,804	178,853,698
Dilutive effect of stock-based awards	—	—	—	—
Weighted average number of common shares – diluted (1)	268,558,556	179,224,094	268,470,804	178,853,698

Loss per common share:
– Basic	(0.07)	(0.12)	(0.24)	(0.31)
– Diluted	(0.07)	(0.12)	(0.24)	(0.31)

(1)
The weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include approximately 13.8 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition of 50% of TTOL in May 2017.

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2018, 0.3 million and 0.3 million restricted stock units (September 30, 2017 - 0.6 million and

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

0.3 million), respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2018, options to acquire 2.9 million and 2.9 million (September 30, 2017 - 1.7 million and 1.6 million) shares, respectively, of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

16.	Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash is as follows:

	As at	As at	As at	As at
	September 30, 2018	December 31, 2017	September 30, 2017	December 31, 2016
	$	$	$	$
Cash and cash equivalents	54,361	71,439	60,606	94,157
Restricted cash – current	1,794	1,599	1,645	750
Restricted cash – long-term	2,672	2,672	2,672	—
	58,827	75,710	64,923	94,907

The Company maintains restricted cash deposits relating to certain forward freight agreements (note 9), LNG terminal management and leasing arrangements (see note 8).

17.	Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company has a loan facility, with an outstanding balance of $47.6 million, that matured in the fourth quarter of 2018.

During the fourth quarter of 2018, the Company completed an additional sale-leaseback financing transaction for four vessels (see note 20), some of the net proceeds of which were used to refinance the loan facility, which was scheduled to mature in November 2018, and to prepay a portion of the Company's 2016 Debt Facility. The Company also completed a loan to finance working capital for the Company's RSA commercial management pool operations (see note 20).

Based on the Company’s liquidity at the date these consolidated financial statements were issued, including the fourth quarter financing transactions described above and the liquidity it expects to generate from operations over the following year based on an expected tanker market recovery, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

18.	Acquisition of Tanker Investments Ltd.
On May 31, 2017, the Company entered into a merger agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each outstanding share of TIL common stock not owned by the Company. On November 17, 2017, the Company's shareholders voted in favor of increasing the authorized number of its Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Concurrently, the merger was approved by the shareholders of TIL. The Company amended its amended and restated articles of incorporation and completed the merger on November 27, 2017, as a result of which, TIL became a wholly-owned subsidiary of the Company. As consideration for the merger, the Company issued 88,977,544 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries) for $151.3 million, or $1.70 per share.

Pursuant to this acquisition, the Company acquired a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers with an average age of 7.3 years, assumed $47.1 million of net working capital and long-term liabilities and assumed long-term debt with a principal balance outstanding of $338.9 million. The merger with TIL was accounted for as an acquisition of assets. The purchase price of the acquisition consisted of the fair value of the Company's shares issued on the merger date ($151.3 million), the transaction costs associated with the merger ($6.9 million) and the fair value of the Company's 11.3% pre-existing ownership in TIL at the close of the merger ($19.2 million), for a total acquisition cost of $177.4 million. Net working capital and long-term liabilities of $47.1 million and $337.1 million of long-term debt assumed were recognized at their fair values on November 27, 2017. The remaining amount of the purchase price was allocated to vessels ($467.2 million) and existing time-charter contracts ($0.2 million), on a relative fair value basis.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

19.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. In February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for having repudiated the four firm shipbuilding contracts and the Option Agreement in London, U.K. In the same year, STX have issued proceedings in Korea.

On February 15, 2016, each of the Company’s four subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $8.9 million, per subsidiary, in respect of the four firm shipbuilding contracts.

STX filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions were stayed. STX has had that protection recognized in England and Wales. The Company was not in a position to take any further action on enforcement and recognition of its award in the U.K. or Korea while the bankruptcy protection remained in place.

In March 2017, the Korean courts upheld the Company's subsidiaries' claims for the firm contracts in the bankruptcy proceedings. In November 2017, STX underwent a rehabilitation plan which resulted in the Company's subsidiaries being entitled to receive 7% of the award in cash to be paid over the next eight years until 2026, and 93% of the award in equity of STX.

In June 2018, the Company's subsidiaries, under their entitlement as part of the STX rehabilitation plan, received a total of 315,856 shares of STX, representing a minor percentage ownership interest. As at September 30, 2018, the STX shares had been de-listed. No amounts have been recorded due to uncertainty of their value. In addition, the Company has not recognized a receivable in respect to the non-interest-bearing cash award due to uncertainty of collection.

20.	Subsequent Events

a.
In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction relating to four of the Company's vessels including two Aframax tankers, one Suezmax tanker and one LR2 product tanker. Each vessel is leased on a bareboat charter with terms ranging from 10 to 12 years, with fixed daily rates on the charters ranging between $5,000 and $7,800, and with purchase options for all four vessels throughout the remaining lease term beginning in October 2021. The Company also has options to purchase each vessel upon maturity of the bareboat charters. Proceeds from the sale-leaseback transaction were used to refinance one of the Company's corporate revolvers, which had an outstanding balance of $47.6 million as at September 30, 2018 and was scheduled to mature in November 2018, and to prepay a portion of the Company's 2016 Debt Facility.

b.
In November 2018, the Company entered into a working capital loan facility agreement which provides available aggregate borrowings of up to $40.0 million and is expected to increase the Company's liquidity by approximately $20.0 million.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2017.

OVERVIEW
Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As an adjacency to these core competencies, we also provide full service lightering and lightering support services in our ship-to-ship (or STS) transfer business. As at September 30, 2018, our fleet consisted of 64 vessels, including four in-chartered vessels, three STS support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2018:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	3	—	3
LR2 Product Tanker (1)	1	—	1
Total Fixed-Rate Fleet (2)	6	—	6

Spot-rate:
Suezmax Tankers	28	—	28
Aframax Tankers (3)	14	1	15
LR2 Product Tankers (1)	8	—	8
VLCC Tanker (4)	1	—	1
Total Spot Fleet (5)	51	1	52
STS Support Vessels	3	3	6
Total Teekay Tankers Fleet	60	4	64

1.	Long Range 2 (or LR2) product tankers.

2.	Four time charter-out contracts are scheduled to expire in 2018 and two in 2019.

3.	One Aframax tanker is currently time-chartered in for a period of 60 months expiring in 2021.

4.	VLCC owned through a 50/50 joint venture. As at September 30, 2018, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.

5.
A total of 46 of our owned vessels and vessels related to capital leases operated in the spot market in revenue sharing arrangements (or RSAs) at September 30, 2018. As at September 30, 2018, the three vessel-class RSAs in which we participate were comprised of a total of 31 Suezmax tankers, 34 Aframax tankers and nine LR2 product tankers (of which seven LR2 product tankers are cross-trading in the Aframax RSA). Each RSA that we participate in also includes vessels owned by other revenue sharing members.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
In addition to the factors listed below, there are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017.

•
Our financial results reflect the results of adopting new accounting standards. In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) (please read "Item 1 - Financial Statements: Note 2 - Recent Accounting Pronouncements"). We adopted ASU 2014-09 as a cumulative-effect adjustment as of January 1, 2018, and as a result comparative periods do not reflect the effect of this new standard. We previously presented the net allocation for our vessels participating in RSAs as revenues. We are the principal in voyages our vessels perform that are included in the RSAs. As such, under ASU 2014-09 the revenue from those voyages is presented in voyage revenues and the difference between this amount and our net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and nine months ended September 30, 2018 by $73.6 million and $202.4 million, respectively.

SIGNIFICANT DEVELOPMENTS IN 2018

Working Capital Borrowing Base Facility Agreement

In November 2018, we entered into a working capital loan facility agreement which provides available aggregate borrowings of up to $40.0 million and will improve our liquidity by approximately $20.0 million.

Sale-leaseback Financing Transactions

In September 2018, we completed a $156.6 million sale-leaseback financing transaction relating to six of our Aframax tankers. Each vessel is leased on a bareboat charter, with terms ranging from nine to 10 years, with fixed daily rates on the charters ranging between $9,400 and $11,200, and with purchase options for all six vessels throughout the remaining lease term beginning in September 2020. We are obligated to purchase each vessel upon maturity of the bareboat charters.

In November 2018, we completed a $84.7 million sale-leaseback financing transaction relating to four of our vessels including two Aframax tankers, one Suezmax tanker and one LR2 product tanker. Each vessel is leased on a bareboat charter with terms ranging from 10 to 12 years, with fixed daily rates on the charters ranging between $5,000 and $7,800, and with purchase options for all four vessels throughout the remaining lease term beginning in October 2021. We also have options to purchase each vessel upon maturity of the bareboat charters. Proceeds from the sale-leaseback transaction were used to refinance one of our corporate revolvers, which had an outstanding balance of $47.6 million as at September 30, 2018 and was scheduled to mature in November 2018, and to prepay a portion of another loan facility.

Changes to Authorized Common Stock

In July 2018, we amended our amended and restated articles of incorporation, increasing the authorized Class A common shares from 285,000,000 to 485,000,000 and the total authorized capital stock from 485,000,000 to 685,000,000.

In March 2018, we increased the authorized number of Class A common stock issuable under our 2007 Long-Term Incentive Plan by 6.0 million shares. As of March 31, 2018, approximately 4.3 million shares of our Class A common stock are reserved pursuant to the 2007 Long-Term Incentive Plan for issuance upon the exercise of options or restricted stock units granted or to be granted.

STX Offshore & Shipbuilding Co., Ltd (or STX) Arbitration

In June 2018, each of our four subsidiaries were entitled to receive, as part of the STX rehabilitation plan, 7% of the $8.9 million award in cash which is to be paid over the next eight years until 2026, and 93% of the award in STX equity, of which our subsidiaries received a total of 315,856 shares of STX, representing a minor percentage interest.

As at September 30, 2018, the STX shares were de-listed and no amounts have been recorded due to the uncertainty of their value. In addition, we have not recognized a receivable in respect to the non-interest-bearing cash award due to uncertainty of collection.

Please refer to Item 1 – Financial Statements: Note 19 - Shipbuilding Contracts.

Dividend Policy

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under our revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of our Board of Directors, and the policy remains subject to change.

Time Chartered-in Vessels

In September 2018, we redelivered one in-chartered Aframax tanker back to its owner. We also redelivered two in-chartered Aframax tankers back to their respective owners in June and March 2018.

In March 2018, we entered into time charter-in contracts for two Aframax vessels, with an average daily rate of approximately $11,900 and firm periods of 45 days to six months. The charter contract for one of the Aframax tankers included a 50/50 profit sharing component with the option to extend for six months at an escalated rate. The charter contract for the other Aframax tanker had a maximum period of approximately four months and the vessel was used to support full service lightering operations.

Time Chartered-out Vessels

In July 2018, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,500 and a firm period of 12 months, with an option to extend at an escalated rate. In January 2018, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,250 and a period of six to nine months, with an option to extend to a year at an escalated rate.

During the nine months ended September 30, 2018, we had six time chartered-out Suezmax tankers, five time chartered-out Aframax tankers and one time chartered-out LR2 product tanker redelivered back to us. All of these vessels are trading in the spot market as at September 30, 2018.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2017.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the employment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated loss from operations increased to $24.0 million for the nine months ended September 30, 2018, compared to $1.4 million in the same period last year. The primary reasons for this increased loss are as follows:

•
a net increase in loss from operations of $20.6 million primarily due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates; and

•	a net increase in loss from operations of $17.9 million primarily due to overall lower average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers;

partially offset by

•
a decrease in loss from operations of $15.8 million primarily due to losses on sale of vessels during 2017 as a result of the sales of the Ganges Spirit, Yamuna Spirit, Kyeema Spirit, Kareela Spirit and Kanata Spirit.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the STS transfer segment. Please read “Item 1 - Financial Statements: Note 5 - Segment Reporting.”

Details of the changes to our results of operations for each of our segments for the three and nine months ended September 30, 2018, compared to the three and nine months ended September 30, 2017 are provided below.

Three and Nine Months Ended September 30, 2018 versus Three and Nine Months Ended September 30, 2017

Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on full service lightering contracts.

The following table presents our operating results for the three and nine months ended September 30, 2018 and 2017, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars)	2018	2017	% Change	2018	2017	% Change
Revenues	166,423	81,758	103.6%	490,083	299,154	63.8%
Less: Voyage expenses (1)	(85,575)	(20,725)	312.9%	(259,079)	(69,517)	272.7%
Net revenues	80,848	61,033	32.5%	231,004	229,637	0.6%

Vessel operating expenses	(43,432)	(32,227)	34.8%	(131,886)	(100,586)	31.1%
Time-charter hire expense	(2,935)	(4,629)	(36.6)%	(10,326)	(23,698)	(56.4)%
Depreciation and amortization	(28,532)	(23,071)	23.7%	(85,171)	(69,857)	21.9%
General and administrative expenses	(7,985)	(6,823)	17.0%	(25,385)	(22,258)	14.0%
Loss on sale of vessels	—	(7,968)	(100.0)%	—	(12,545)	(100.0)%
Restructuring charges	—	—	—%	(152)	—	100.0%
(Loss) income from operations	(2,036)	(13,685)	(85.1)%	(21,916)	693	(3,262.5)%

Equity (loss) income	(359)	(274)	31.0%	265	(27,174)	(101.0)%

(1)
Includes $2.5 million and $9.1 million of voyage expenses for the three and nine months ended September 30, 2018, respectively, and $2.4 million and $8.0 million of voyage expenses for the three and nine months ended September 30, 2017, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Crude tanker spot rates firmed counter-seasonally during the third quarter of 2018, which is typically the weakest quarter of the year, as higher OPEC and Russian oil production, coupled with strong crude oil exports out of the U.S. Gulf, offset the impact of seasonally lower oil demand. Crude tanker rates during the third quarter of 2018 averaged higher than rates in the second quarter for the first time since 2014.

Crude tanker rates have continued to strengthen during the early part of the fourth quarter of 2018, particularly in the Atlantic Basin with Aframax tanker rates in this region attaining levels not seen since December 2016 and Suezmax tanker rates averaging the highest since March 2017. While the Pacific Aframax market has not risen as strongly, rates have trended higher than prior quarters. This strength in rates is being driven by high levels of global oil production in recent months, with OPEC adding a net 1.0 million barrels per day (mb/d) of crude oil production to the market since April 2018. Most of this increase has come from the Middle East and Libya, with increased production in these regions more than offsetting lower production from Venezuela and Iran. Russia has added 0.4 mb/d of oil production over the same time frame, which has increased mid-size tanker demand in the Baltic, Black Sea and Mediterranean. U.S. crude oil exports have also increased in recent months, and have averaged over 2 mb/d since May 2018. This is also positive for mid-size tanker demand, due to both direct exports to Europe on Aframaxes and Suezmaxes and through reverse lightering demand in the U.S. Gulf.

New U.S. sanctions on Iranian crude oil imports entered into force on November 5, 2018. However, it is becoming apparent that the other members of OPEC have sufficient spare oil production capacity to be able to offset any decline in Iranian exports. In addition, the U.S. recently granted waivers to eight countries, allowing them to continue importing Iranian crude for the next six months. The resulting increase in oil production has pushed crude oil prices back below $70/bbl, which is positive for tanker earnings in the near-term due to lower bunker costs. However, recently lower crude oil prices may cause OPEC to revisit production levels in the coming months, which could create some rate volatility through the early part of 2019.

One of the key drivers behind the recent strengthening in crude tanker rates is the very low level of fleet growth seen year-to-date. During the first nine months of 2018, a total of 22.7 million deadweight tonnes (mdwt) of tankers were delivered into the fleet while 19.2 mdwt were removed for scrapping, resulting in net fleet growth of just 3.5 mdwt (or 0.6%). Looking ahead, we forecast that fleet growth will increase moderately in 2019 due to a lower level of scrapping, but is expected to remain below long-term average levels of approximately 3%. We expect that fleet growth will also remain low in 2020 based on the current orderbook and the very limited remaining slots available at shipyards in that year.

Global oil demand remains firm, though forecasting agencies have slightly revised down their outlook for 2019 based on expectations of a modest slowdown in the global economy. Nevertheless, the forecast of 1.4 mb/d oil demand growth in 2019 (average of IEA, EIA and OPEC forecasts), is only marginally lower than estimated growth of 1.5 mb/d in 2018, which is expected to help support crude tanker demand next year. According to the EIA, U.S. crude oil production is forecast to increase by 1.2 mb/d in 2019. Much of this additional production is anticipated to be available for export from the second half of 2019, when new pipeline capacity is due to come online bringing shale oil from the Permian region to the U.S. Gulf coast. Finally, the introduction of the new IMO regulations on sulphur content in bunker fuels due to come into force on January 1, 2020, is expected to be positive for tanker demand due to an increase in refinery throughput, the emergence of new long-haul trade routes, and the potential for floating storage demand for both crude and product tankers.

Fleet and TCE Rates
As at September 30, 2018, we owned 46 double-hulled conventional oil and product tankers, had four Suezmax and six Aframax tankers related to capital leases, and time chartered-in one Aframax tanker. We also owned a 50% interest in one VLCC, the results of which are included in equity (loss) income.

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in full service lightering, measured in net voyage revenue per revenue day, or TCE rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Conventional Tanker Segment
	Three Months Ended September 30, 2018
	Revenues (1)(2)	Voyage Expenses (1)(3)	Adjustments (4)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (4)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$90,456	($51,008)	($271)	$39,177	2,476	$15,825
Voyage-charter contracts - Aframax (5)	$46,782	($27,787)	$208	$19,203	1,402	$13,693
Voyage-charter contracts - LR2	$17,120	($9,054)	($2)	$8,064	644	$12,527
Time-charter out contracts - Suezmax	$2,909	($54)	($7)	$2,848	162	$17,630
Time-charter out contracts - Aframax	$7,784	$19	$285	$8,088	393	$20,559
Time-charter out contracts - LR2	$1,633	($2)	—	$1,631	92	$17,732
Total	$166,684	($87,886)	$213	$79,011	5,169	$15,287

(1)
The impact of adopting ASU 2014-09 has increased revenues and voyage expenses for the three months ended September 30, 2018 by $73.6 million. Please refer to Item 1 – Financial Statements: Note 2 – Recent Accounting Pronouncements for further details.

(2)
Includes $2.3 million of revenue earned from the vessels that were internally chartered from the RSAs to perform full service lightering. Excludes $1.4 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and $0.7 million of bunker commissions for the three months ended September 30, 2018.

(3)
Includes $2.5 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the three months ended September 30, 2018 and $2.3 million of voyage expenses incurred by the vessels that were internally chartered from the RSA to perform full service lightering.

(4)	Average TCE per Revenue Day excludes off-hire bunker and other (income) expenses included as part of the adjustments.

(5)
Includes $15.9 million of revenues and $12.4 million of voyage expenses related to the full service lightering business, which include $2.5 million inter-segment voyage expenses referenced in note 3 relating to the full service lightering business by the STS transfer segment for the three months ended September 30, 2018.

	Conventional Tanker Segment
	Three Months Ended September 30, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$19,091	($275)	$180	$18,996	1,415	$13,426
Voyage-charter contracts - Aframax (4)	$29,958	($19,990)	$244	$10,212	869	$11,750
Voyage-charter contracts - LR2	$4,598	($8)	$8	$4,598	433	$10,627
Time-charter out contracts - Suezmax	$9,167	($158)	—	$9,009	390	$23,098
Time-charter out contracts - Aframax	$12,318	($250)	$2	$12,070	550	$21,937
Time-charter out contracts - LR2	$3,196	($44)	—	$3,152	184	$17,134
Total (1)	$78,328	($20,725)	$434	$58,037	3,841	$15,110

(1)
Excludes $2.5 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $0.5 million of bunker commissions, and $0.3 million for revenue earned from a profit-sharing agreement for the three months ended September 30, 2017.

(2)	Includes $2.4 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the three months ended September 30, 2017.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $20.3 million of revenues and $17.0 million of voyage expenses related to the full service lightering business, which include $2.4 million inter-segment voyage expenses referenced in note 2 relating to the full service lightering business by the STS transfer segment for the three months ended September 30, 2017.

	Conventional Tanker Segment
	Nine Months Ended September 30, 2018
	Revenues (1)(2)	Voyage Expenses (1)(3)	Adjustments (4)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (4)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$244,039	($143,272)	$276	$101,043	7,367	$13,715
Voyage-charter contracts - Aframax (5)	$154,433	($102,111)	$601	$52,923	3,903	$13,560
Voyage-charter contracts - LR2	$42,954	($22,203)	$64	$20,815	1,765	$11,801
Time-charter out contracts - Suezmax	$13,064	($340)	$16	$12,740	639	$19,940
Time-charter out contracts - Aframax	$31,607	($491)	$407	$31,523	1,502	$20,986
Time-charter out contracts - LR2	$7,149	($80)	—	$7,069	408	$17,308
Total	$493,246	($268,497)	$1,364	$226,113	15,584	$14,510

(1)
The impact of adopting ASU 2014-09 has increased revenues and voyage expenses for the nine months ended September 30, 2018 by $202.4 million. Please refer to Item 1 – Financial Statements: Note 2 – Recent Accounting Pronouncements for further details.

(2)
Includes $9.4 million of revenue earned from the vessels that were internally chartered from the RSAs to perform full service lightering. Excludes $4.2 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and $2.1 million of bunker commissions for the nine months ended September 30, 2018.

(3)
Includes $9.1 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the nine months ended September 30, 2018 and $9.4 million of voyage expenses incurred by the vessels that were internally chartered from the RSA to perform full service lightering.

(4)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(5)
Includes $71.1 million of revenues and $56.7 million of voyage expenses related to the full service lightering business, which include $9.1 million inter-segment voyage expenses referenced in note 3 relating to the full service lightering business by the STS transfer segment for the nine months ended September 30, 2018.

	Conventional Tanker Segment
	Nine Months Ended September 30, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$72,958	($5,422)	$240	$67,776	3,942	$17,194
Voyage-charter contracts - Aframax (4)	$111,380	($62,544)	$594	$49,430	3,191	$15,491
Voyage-charter contracts - LR2	$19,067	($84)	$268	$19,251	1,334	$14,435
Time-charter out contracts - Suezmax	$35,919	($654)	$9	$35,274	1,415	$24,935
Time-charter out contracts - Aframax	$36,975	($570)	$113	$36,518	1,625	$22,465
Time-charter out contracts - LR2	$12,208	($242)	—	$11,966	654	$18,311
Total (1)	$288,507	($69,516)	$1,224	$220,215	12,161	$18,110

(1)
Excludes $8.0 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $1.9 million of bunker commissions and $0.6 million of revenue earned from a profit-sharing agreement for the nine months ended September 30, 2017.

(2)	Includes $8.0 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the nine months ended September 30, 2017.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $68.1 million of revenues and $52.4 million of voyage expenses related to the full service lightering business, which include $8.0 million inter-segment voyage expenses referenced in note 2 relating to the full service lightering business by the STS transfer segment for the nine months ended September 30, 2017.

Net Revenues. Net revenues were $80.8 million and $231.0 million for the three and nine months ended September 30, 2018, respectively, compared to $61.0 million and $229.6 million, respectively, for the same periods in the prior year.
The increases for the three and nine months ended September 30, 2018 compared to the same periods in 2017 were primarily the result of:

•
net increases of $22.8 million and $47.4 million for the three and nine months ended September 30, 2018, respectively, primarily due to the addition of 18 vessels that we acquired as part of the TIL merger which was completed in the fourth quarter of 2017 and the addition of three Aframax in-chartered tankers that were delivered to us in the first quarter of 2018, partially offset by the redeliveries of various in-chartered tankers to their owners at various times during 2017 and the sale of one Suezmax tanker and three older Aframax tankers in 2017; and

•	an increase of $6.2 million for the three months ended September 30, 2018 due to overall higher average realized rates by our Suezmax, Aframax and LR2 tankers;

partially offset by

•
net decreases of $7.2 million and $20.6 million for the three and nine months ended September 30, 2018, respectively, due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates;

•	a net decrease of $17.9 million for the nine months ended September 30, 2018 due to overall lower average realized rates earned by our Suezmax, Aframax and LR2 tankers;

•
decreases of $1.2 million and $4.0 million for the three and nine months ended September 30, 2018, respectively, due to lower commissions and management fees earned by TTOL from the management of fewer external vessels trading in the RSAs in the three and nine months ended September 30, 2018 compared to the same periods in the prior year;

•
a net decrease of $1.5 million for the nine months ended September 30, 2018 due to increases in the costs of short-term in-charters to support full service lightering operations and higher fuel costs; and

•
net decreases of $0.8 million and $1.2 million for the three and nine months ended September 30, 2018, respectively, due to a higher number of off-hire days in the three and nine months ended September 30, 2018 compared to the same periods in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $43.4 million and $131.9 million for the three and nine months ended September 30, 2018, respectively, compared to $32.2 million and $100.6 million, respectively, for the same periods in the prior year. The increases in vessel operating expenses were primarily due to:

•	increases of $14.4 million and $42.7 million for the three and nine months ended September 30, 2018, respectively, primarily due to the addition of 18 vessels that we acquired in the merger with TIL;
partially offset by

•	decreases of $1.4 million and $7.0 million for the three and nine months ended September 30, 2018, respectively, primarily due to the sale of three Aframax tankers and two Suezmax tankers during 2017;

•
decreases of $0.8 million and $2.0 million for the three and nine months ended September 30, 2018, respectively, due to the timing and scope of repairs and planned maintenance activities in 2018 as compared to 2017;

•	a decrease of $1.4 million for the nine months ended September 30, 2018, primarily due to lower port expenses and insurance premiums in 2018 as compared to 2017;

•	a decrease of $1.2 million for the nine months ended September 30, 2018, primarily due to the transitioning in 2017 of technical management for four Suezmax tankers in-house; and

•
a decrease of $0.8 million for the three months ended September 30, 2018, primarily due to lower crew manning costs including a one-time credit related to unvested retirement fund contributions and seafarer grant.

Time-charter Hire Expense. Time-charter hire expense decreased to $2.9 million and $10.3 million for the three and nine months ended September 30, 2018, respectively, from $4.6 million and $23.7 million, respectively, for the same periods in the prior year. The decrease for the three months ended September 30, 2018 was primarily due to three Aframax tankers redelivering back to their respective owners in 2017, partially offset by the addition of one Aframax tanker we in-chartered in the first quarter of 2018 and a higher number of revenue days related to one Aframax tanker.

The decrease for the nine months ended September 30, 2018 was primarily due to seven Aframax tankers and one LR2 product tanker redelivering back to their respective owners in 2017, partially offset by the addition of three Aframax tankers we in-chartered in the fourth quarter of 2017 and in the first quarter of 2018 and a higher number of revenue days related to one Aframax tanker.
Depreciation and Amortization. Depreciation and amortization expense was $28.5 million and $85.2 million for the three and nine months ended September 30, 2018, respectively, compared to $23.1 million and $69.9 million, respectively, for the same periods in the prior year. These increases were primarily due to the addition of 18 vessels that we acquired in the merger with TIL and the depreciation related to dry-docking expenditures which increased in late-2017 and in the first nine months of 2018 compared to the first nine months of 2017. These increases were partially offset by a decrease in depreciation due to the sales of three Aframax tankers in 2017.
General and Administrative Expenses. General and administrative expenses were $8.0 million and $25.4 million for the three and nine months ended September 30, 2018, respectively, compared to $6.8 million and $22.3 million, respectively, for the same periods in the prior year. The changes in general and administrative expenses were primarily due to:

•
increases of $1.2 million and $3.7 million for the three and nine months ended September 30, 2018, respectively, due to higher administrative, strategic management and other fees incurred, primarily relating to changes in levels of corporate support due to the increase in fleet size resulting from the merger with TIL in November 2017; and

•
increases of $0.4 million and $0.5 million for the three and nine months ended September 30, 2018, respectively, primarily due to the timing of travel and employee benefit expenditures between periods;

partially offset by

•
decreases of $0.8 million and $1.5 million for the three and nine months ended September 30, 2018, respectively, due to lower legal fees incurred in 2018 as compared to 2017, primarily resulting from higher costs associated with the acquisitions of TTOL and TIL in 2017.

Loss on sale of vessels. Loss on sale of vessels was $8.0 million and $12.5 million for the three and nine months ended September 30, 2017, respectively, and primarily relate to the write-down of three Aframax tankers and two Suezmax tankers to their respective agreed sales prices.
Please refer to Item 1 - Financial Statements: Note 14 - Sale of Vessels.
Equity (Loss) Income.

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
(in thousands of U.S. dollars)	$	$	$	$
High-Q Joint Venture	(359)	788	265	2,337
Tanker Investments Ltd.	—	(1,064)	—	(29,508)
Gemini Tankers L.L.C.	—	2	—	(3)
Total equity (loss) income	(359)	(274)	265	(27,174)
Equity loss was $0.4 million and equity income was $0.3 million for the three and nine months ended September 30, 2018, respectively, compared to equity losses of $0.3 million and $27.2 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
decreases in equity income of $1.1 million and $2.1 million for the three and nine months ended September 30, 2018, respectively, from our High-Q joint venture primarily resulting from lower earnings recognized in 2018 due to the dry dock of the joint venture's VLCC, which was completed in June 2018 and the expiry of the time-charter out contract for the VLCC, which subsequently traded on spot voyages at a lower average realized rate;

partially offset by

•
decreases in equity losses of $1.1 million and $29.5 million for the three and nine months ended September 30, 2018, respectively, primarily due to a $28.1 million write-down of our investment in TIL to its fair market value in 2017 and lower equity losses in 2018 resulting from the TIL merger.

Please refer to Item 1 – Financial Statements: Note 6 – Investments in and Advances to Equity-Accounted Investments.

The High-Q joint venture had an interest rate swap agreement which expired in June 2018. The interest rate swap agreement exchanged a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity (loss) income from the High-Q joint venture.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services (including those services provided to our conventional tanker segment as part of full service lightering operations), consultancy, procurement, LNG terminal management and other related services.

The following table presents our operating results for our STS transfer segment for the three and nine months ended September 30, 2018 and 2017.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars)	2018	2017	% Change	2018	2017	% Change
Revenues (1)	12,019	11,902	1.0%	35,061	39,387	(11.0)%

Vessel operating expenses	(8,729)	(8,731)	—%	(25,922)	(31,363)	(17.3)%
Time-charter hire expense	(1,382)	(1,206)	14.6%	(4,371)	(3,761)	16.2%
Depreciation and amortization	(1,063)	(1,257)	(15.4)%	(3,427)	(3,795)	(9.7)%
General and administrative expenses	(762)	(799)	(4.6)%	(2,554)	(2,617)	(2.4)%
Gain on sale of vessel	—	42	(100.0)%	170	50	240.0%
Restructuring charges	(213)	—	100.0%	(1,043)	—	100.0%
Loss from operations	(130)	(49)	165.3%	(2,086)	(2,099)	(0.6)%

(1)
Includes $2.5 million and $9.1 million of revenues for the three and nine months ended September 30, 2018, respectively, and $2.4 million and $8.0 million of revenues for the three and nine months ended September 30, 2017, respectively, relating to lightering support services, which the STS transfer segment provided to the conventional tanker segment for full service lightering operations.

Revenues. Revenues were $12.0 million and $35.1 million for the three and nine months ended September 30, 2018, respectively, compared to $11.9 million and $39.4 million, respectively, for the same period in the prior year. The decrease for the nine months ended September 30, 2018 was primarily due to a reduction in the number of jobs related to our lightering support service operations.

Vessel Operating Expenses. Vessel operating expenses were $8.7 million and $25.9 million for the three and nine months ended September 30, 2018, respectively, compared to $8.7 million and $31.4 million, respectively, for the same periods in the prior year. The change in vessel operating expenses for the nine months ended September 30, 2018 was primarily due to a decrease in the number of lightering support service operations, lower personnel expenses and the sale of a lightering support vessel during the nine months ended September 30, 2018.

Time-charter Hire Expense. Time-charter hire expense was $1.4 million and $4.4 million for the three and nine months ended September 30, 2018, respectively, compared to $1.2 million and $3.8 million, respectively, for the same periods in the prior year. The increases were primarily due to more in-charter days.

Restructuring charges. Restructuring charges were $0.2 million and $1.0 million for the three and nine months ended September 30, 2018 and primarily relate to the termination of certain employees.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
(in thousands of U.S. dollars)	$	$	$	$
Interest expense	(15,006)	(7,299)	(41,666)	(21,681)
Interest income	250	305	568	744
Realized and unrealized gain (loss) on derivative instruments	596	390	4,725	(709)
Other expense	(799)	(1,768)	(3,940)	(5,918)
Interest expense. Interest expense was $15.0 million and $41.7 million for the three and nine months ended September 30, 2018, respectively, compared to $7.3 million and $21.7 million for the same periods in the prior year, respectively. The increases of $7.7 million and $20.0 million for the three and nine months ended September 30, 2018, respectively, were primarily due to the debt facilities assumed and refinanced as a result of the merger with TIL in November 2017, the additional interest expense incurred relating to the sale-leaseback of four Suezmax tankers in July 2017 and six Aframax tankers in September 2018, and an increase in average variable interest rates related to our debt facilities. These were partially offset by a lower average balance on one of our corporate revolvers due to scheduled repayments and prepayments made on the revolver related to the sales of three Aframax tankers and two Suezmax tankers in 2017.
Realized and unrealized gain (loss) on derivative instruments. Realized and unrealized gains on interest rate swaps were $0.6 million and $4.7 million for the three and nine months ended September 30, 2018, respectively, compared to a realized and unrealized gain of $0.4 million and a realized and unrealized loss of $0.7 million for the same periods in the prior year, respectively.
As at September 30, 2018, we had interest rate swap agreements with aggregate outstanding notional amounts of $304.1 million and with a weighted-average fixed rate of 1.5%.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $13 thousand and $3.3 million for the three and nine months ended September 30, 2018, respectively, and an unrealized gain of $0.4 million for the three months ended September 30, 2017. These changes were primarily due to increases in the long-term benchmark interest rates.
Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The counter party option was not exercised resulting in the expiration of the time-charter swap during 2017. We recognized an unrealized loss of $0.9 million and a realized gain of $1.1 million for the nine months ended September 30, 2017.
In addition to the interest rate swaps and time-charter swap, we had a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger. We recognized an unrealized loss of $0.3 million for the nine months ended September 30, 2017. Please refer to Item 1 – Financial Statements: Note 9 – Derivative Instruments.
Other expense. Other expense was $0.8 million and $3.9 million for the three and nine months ended September 30, 2018, respectively, compared to other expense of $1.8 million and $5.9 million for the same periods in the prior year, respectively. The decrease in other expense for the three and nine months ended September 30, 2018 was primarily due to higher unrealized foreign exchange gains recognized on our estimated freight tax accruals, partially offset by an increase in our estimated freight tax expense as a result of the trading patterns of our fleet.
Net loss. As a result of the foregoing factors, we recorded net losses of $17.5 million and $64.1 million for the three and nine months ended September 30, 2018, respectively, compared to net losses of $22.4 million and $56.1 million for the same periods in the prior year.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at September 30, 2018, our total consolidated cash and cash equivalents was $54.4 million, compared to $71.4 million at December 31, 2017. Our cash balance as at September 30, 2018 decreased primarily as a result of repayments of our long-term debt, obligations related to our capital leases, dividends paid on our shares of common stock and capital expenditures due to dry-docking activities.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $89.2 million as at September 30, 2018, compared to $160.0 million as at December 31, 2017. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations based on an expected tanker market recovery, existing cash and cash equivalents and undrawn long-term borrowings, or refinancing existing loans and proceeds of new financings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months. These anticipated additional sources of financing include the sale-leasebacks of additional vessels, some of the net proceeds of which were used to refinance the loan facility which was scheduled to mature in the fourth quarter of 2018 and to prepay a portion of another loan facility, the completion of a loan to finance working capital for our RSA commercial management pool operations and the elimination, commencing in May 2018, of our minimum quarterly dividends of $0.03 per share, described further below. Please read "Item 1 - Financial Statements: Note 17 - Liquidity" for information about required funding over the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, the refinancing of a loan facility which was scheduled to mature in the fourth quarter of 2018 as described above, scheduled repayments and prepayments of long-term debt, scheduled repayments of our obligations related to capital leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under our revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of our Board of Directors, and the policy remains subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income (loss) include, among others, foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Our long-term capital needs are primarily for capital expenditures and repayment of our loan facilities and obligations related to capital leases. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels.

Our obligations related to capital leases are described Item 1 - Financial Statements: Note 8 - Leases, and our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 7 - Long-term Debt of this Report. Our obligations related to capital leases require us to maintain minimum levels of cash and aggregate liquidity. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in note 7 of our unaudited interim consolidated financial statements. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2018, we were in compliance with all covenants relating to our revolving credit facilities, term loans and obligations related to capital leases. Teekay also advised us that, as at September 30, 2018 they were in compliance with all covenants relating to the credit facilities and term loans to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30, 2018	September 30, 2017
(in thousands of U.S. dollars)	$	$
Net cash flow (used for) provided by operating activities	(5,445)	67,837
Net cash flow used for financing activities	(9,310)	(140,727)
Net cash flow (used for) provided by investing activities	(2,128)	42,906

Operating Cash Flows
Net cash flow (used for) provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities decreased by $73.3 million for the nine months ended September 30, 2018, compared to the same period in 2017. This decrease was primarily due to:

•	a net decrease of $38.3 million in operating earnings, primarily as a result of lower realized spot rates earned and the sales of three Aframax tankers and two Suezmax tankers in 2017;

•	a decrease of $24.4 million in operating cash inflows primarily due to the timing of the settlement of operating assets and liabilities; and

•	an increase of $10.6 million in cash outflows primarily due to higher expenditures on dry-docking activities during the nine months ended September 30, 2018, compared to the same period in 2017.

Financing Cash Flows
Net cash flow used for financing activities decreased by $131.4 million for the nine months ended September 30, 2018 compared to the same period in 2017. The decrease was primarily due to:

•
a net decrease of $109.3 million in cash outflows due to the overall decrease in prepayments and scheduled repayments on our term loans and revolving credit facilities, primarily resulting from the refinancing of our long-term debt facilities and the sale of vessels in 2017. This was partially offset by higher scheduled repayments due to the debt facilities assumed in the merger with TIL in November 2017;

•	an increase of $31.2 million in cash inflows primarily due to the additional draw-down of two corporate revolvers and one term loan in 2018;

•	a decrease of $7.3 million in cash outflows due to lower cash dividends paid during the nine months ended September 30, 2018, as a result of changes to our dividend policy; and

•
an increase of $3.6 million in cash inflows due to additional proceeds received on the sale-leaseback financing transaction of six Aframax tankers in the third quarter of 2018, as compared to proceeds received on the sale-leaseback of four Suezmax tankers in the third quarter of 2017;

partially offset by

•
a decrease of $13.6 million in cash inflows from proceeds received from shares issuances under our continuous offering program (or COP), which we relaunched in November 2016 and closed in the first quarter of 2017 and proceeds from an issuance of 2.2 million shares of Class A common stock to Teekay; and

•	an increase of $6.5 million in cash outflows due to the scheduled payments on our obligations related to capital leases, which we entered into in September 2018 and July 2017.

Investing Cash Flows
Net cash flow provided by investing activities decreased by $45.0 million for the nine months ended September 30, 2018 compared to the same period in 2017 primarily due to:

•	a decrease of $45.3 million in cash inflows related to the sales of two Aframax tankers, two Suezmax tankers and one lightering support vessel during the nine months ended September 30, 2017; and

•	a decrease of $0.5 million in cash inflows related to the 2017 repayment of a loan to us from our High-Q joint venture;

partially offset by

•	an increase of $0.7 million in cash inflows due to the return of capital from our equity-accounted investment in Gemini Tankers L.L.C.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2018:

		Remainder of					Beyond
(in millions of U.S. dollars)	Total	2018	2019	2020	2021	2022	2022
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	329.7	25.9	104.6	120.9	34.5	18.0	25.8
Repayments at maturity of revolving facilities, term loans and other debt (1)	485.0	—	—	—	392.3	84.5	8.2
Scheduled repayments of capital lease obligations (2)	296.7	3.9	16.2	17.5	18.9	20.4	219.8
Chartered-in vessels (operating leases) (3)	26.6	3.7	13.1	8.5	1.3	—	—
Total	1,138.0	33.5	133.9	146.9	447.0	122.9	253.8

(1)
Excludes expected interest payments of $8.7 million (remaining in 2018), $32.8 million (2019), $28.0 million (2020), $16.3 million (2021), $4.8 million (2022) and $8.1 million (thereafter). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at September 30, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $5.7 million (remaining in 2018), $21.8 million (2019), $20.5 million (2020), $19.1 million (2021), $17.6 million (2022) and $63.9 million (thereafter).

(3)
Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of September 30, 2018. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $4.3 million (remaining in 2018), $17.9 million (2019), $12.2 million (2020), and $1.9 million (2021).

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2017. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2018.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended September 30, 2018 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market and projected tanker market recovery, estimated growth in the world tanker fleet (including for Suezmax, Aframax and LR2 tankers), estimated growth in global oil demand and crude oil tanker demand, changes in spot tanker rates, the amount of tanker scrapping and newbuild tanker deliveries, future tanker rates, future OPEC oil supply, and the anticipated impact of IMO 2020 fuel regulations on tanker demand;

•	the expected delivery dates for our in-chartered and out-chartered tankers;

•	expected contract commencement and termination dates;

•	future oil prices and production;

•	tanker fleet utilization, including our ability to secure new fixed-rate time charter-out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from any potential vessel acquisitions;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	our dividend policy and the expected range of our quarterly adjusted net income to be paid as quarterly dividends;

•
meeting our going concern requirements and our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows;

•	our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	our compliance with, and the effect on our business and operating results on, covenants under our term loans and credit facilities;

•	the adoption and potential impact of new accounting policies, including recording lease agreements on our balance sheet;

•	continued material variations in the period-to-period fair value of our derivative instruments;

•	our expectations regarding uncertain tax positions;

•	the timing and certainty of our future growth prospects and opportunities, including any future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•	foreign exchange, interest rate and spot market risks and our hedging activities related thereto; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to refinance existing debt obligations or meet our going concern requirements and liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; increased costs; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2017. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
SEPTEMBER 30, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations and are hereby incorporated by reference.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.

Item 6 – Exhibits
The following exhibits are filed as part of this Report:
1.1Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 30, 2018	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)